SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October 2005

Commission file number: 001-16143

SCHERING AKTIENGESELLSCHAFT

Muellerstrasse 178

13353 Berlin

Federal Republic of Germany

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X] Form 40-F [_]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes [_] No [X]

INCORPORATION BY REFERENCE

The Registrant's interim report for the second quarter ended September 30, 2005 furnished under this Form 6-K, excluding all sections other than the sections entitled “Consolidated Income Statements”, “Consolidated Balance Sheets”, “Consolidated Cash Flow Statements”, “Consolidated Statements of Changes in Equity” and “Segment Reporting”, is incorporated by reference into the (i) Registration Statement on Form S-8 of the Registrant (File No. 333-115239) and the Section 10(a) Prospectus relating to the offer and sale of the Registrant's shares to participants under the Berlex Employee Share Ownership Plan and (ii) Registration Statement on Form S-8 of the Registrant (File No. 333-88534) and the Section 10(a) Prospectus relating to the offer and sale of the Registrant's shares to participants under the Schering Long Term Incentive Plan 2001.

PRESS RELEASE

Schering raises profitability goal for 2005 after record results

Berlin, October 24, 2005 – Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that in the first nine months of 2005, the Group achieved net sales growth of 8 percent after adjustment for structure effects. In total, net sales increased by 7 percent to EUR 3.902 million. Net sales were not affected by exchange rate fluctuations.

The operating profit in the first nine months was EUR 710 million, 18 percent above the previous year’s level. Net profit increased by 25 percent compared to the previous year’s figure to EUR 480 million. Earnings per share rose by 26 percent to EUR 2.53.

“Growth of our net sales outperforms market growth and demonstrates the success of our innovative products,” said Dr. Hubertus Erlen, Chairman of the Executive Board of Schering AG. “Based on the outstanding performance of our business, we are raising our profitability goal and now expect the operating margin for the fiscal year 2005 to be above 17 percent. This means that we will already come close to our set profitability goal of 18 percent for 2006 in this year.”

“The ongoing successful implementation of our FOCUS Initiative helped us achieve the best quarterly results in the history of our company,” said Dr. Jörg Spiekerkötter, member of the Executive Board of Schering AG responsible for Finance. “We will continue to drive the measures to increase profitability and thus sustainably improve our cost structures.”

In the fertility control business area, Schering achieved net sales growth of 11 percent currency adjusted (EUR 1,231m) in the first nine months. Yasmin® net sales increased by 34 percent currency adjusted (EUR 421 million) in the same time period. Yasmin® is the leading birth control pill worldwide. Net sales of Mirena®, the intrauterine delivery system, rose by 19 percent currency adjusted (EUR 170 million). Net sales of Betaferon®, a product for the treatment of multiple sclerosis, increased by 9 percent (EUR 627 million).

Schering AG announced at the same time the transfer of EUR 450 million to the Schering Pension Trust (Schering Altersversorgung Treuhand), reducing recognized pension liabilities accordingly.

Key data:

(All figures in the following section refer to currency adjusted sales growth rates unless otherwise indicated.)

First nine months of 2005 (compared to the first nine months of 2004):

  Net sales: EUR 3,902m; +8% organic

  Net sales of Yasmin®: EUR 421m; +34% (in the U.S.: US$ 251m, +29%)

  Net sales of Betaferon®: EUR 627m; +9% (in the U.S.: US$ 259m, +2%)

  United States Region: EUR 968m; +11%

  Gross profit of net sales: EUR 2,972m; +8%

  Research and development costs: EUR 707m; +4%

  Operating profit: EUR 710m; +18%

  Net profit: EUR 480m; +25%

  Cash flow: EUR 645m; +12%

  Basic earnings per share: EUR 2.53; +26%

  Number of employees (as of Sept. 30, 2005): 24,793; -3% (compared to Dec. 31, 2004)

Third quarter of 2005 (compared to the third quarter of 2004):

  Net sales: EUR 1,355m; +9% after adjusting for currency and structure effects; +10% in total

  Net sales of Yasmin®: EUR 165m; +34% (in the U.S.: US$ 101m; +28%)

  Net sales of Betaferon®: EUR 223m, +8% (in the U.S.: US$ 94m; -6%)

  Gross profit of net sales: EUR 1,036m; +12%

  Research and development costs: EUR 248m; +2%

  Operating profit: EUR 244m; +33%

  Net profit: EUR 160m; +29%

  Cash flow: EUR 255m; +23%

  Basic earnings per share: EUR 0.85; +31%

  Number of employees (as of Sept. 30, 2005): 24,793; -5% (compared to Sept. 30, 2004)

All figures based on an average U.S. dollar/euro translation of 1.25

An analyst conference call, in the English language, will be held and audio webcast on our homepage www.schering.de today at 16.00 hours CET.

On the occasion of its annual press conference, Schering AG will publish its Preliminary Report for the full year on February 20, 2006.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Media Relations:	Oliver Renner,	T: +49-30-468 124 31,	oliver.renner@schering.de
Investor Relations:	Peter Vogt,	T:+49-30-468 128 38,	peter.vogt@schering.de
Investor Relations:	Dr. Jost Reinhard,	T: +49-30-468 150 62,	jost.reinhard@schering.de

Find additional information at: www.schering.de/eng

Q1-3/2005 at a Glance

  NET SALES GROWTH: +8% (organic)

  OPERATING PROFIT: +18%

  EARNINGS PER SHARE: +26%

In the quarter under review, the Schering AG Group achieved the best quarterly result in the history of the company with net sales and operating profit amounting to €1,355m and €244m, respectively. In the first nine months of 2005, we achieved an organic net sales growth of 8%. In total, net sales increased in the first nine months by 7% to €3,902m. Exchange rate fluctuations had no impact on net sales in this time period.

The operating profit during the first nine months was €710m, 18% above the previous year’s level. Net profit was €480m, increasing by 25% in comparison to the previous year’s figure. Earnings per share rose by 26% to €2.53, thereof 7 percentage points relate to the disposal of an investment in June 2005.

Cash flows before working capital changes amounted to €645m, 12% above the first nine months of 2004. The net cash position (cash and cash equivalents and marketable securities less borrowings) amounted to €1,318m in comparison to €780m at the end of 2004.

Key data	€m		Change	€m		Change
	Q1-3/2005	Q1-3/2004	in %	Q3/2005	Q3/2004	in %
Net sales	3,902	3,642	+7%	1,355	1,235	+10%
Gross profit	2,972	2,760	+8%	1,036	928	+12%
Operating profit	710	600	+18%	244	184	+33%
Profit before taxes	751	596	+26%	248	182	+36%
Net profit	480	385	+25%	160	124	+29%
Cash flow	645	578	+12%	255	207	+23%
Basic earnings per share (€)	2.53	2.01	+26%	0.85	0.65	+31%
Number of employees (average)	25,131	26,239	–4%	–	–	–

Top-selling products			Net sales Q1-3/2005	Change from Q1-3/2004
			€m	total	currency adjusted
1.	Betaferon®/Betaseron®	(Specialized Therapeutics)	627	+8%	+9%
2.	Yasmin®	(Gynecology&Andrology)	421	+33%	+34%
3.	Magnevist®	(Diagnostic Imaging)	241	+7%	+8%
4.	Ultravist®	(Diagnostic Imaging)	189	+8%	+6%
5.	Iopamiron®	(Diagnostic Imaging)	177	0%	+1%
6.	Mirena®	(Gynecology&Andrology)	170	+18%	+19%
7.	Diane®	(Gynecology&Andrology)	130	–9%	–12%
8.	Microgynon®	(Gynecology&Andrology)	98	+2%	0%
9.	Meliane®	(Gynecology&Andrology)	93	+2%	0%
10.	Fludara®	(Oncology)	78	+3%	+2%
	Total		2,224	+10%	+10%
Total as % of Group sales			57%

In this Interim Report, percentage changes in our depiction of sales developments have been calculated on the basis of figures expressed in thousands of euros.

Sales Trends by Region

Q1-3/2005

Net sales by Region	€m		Change from Q1-3/2004				% of total
	Q1-3/2005	Q1-3/2004*	total	volume/price	currency	structure	Q1-3/2005	Q1-3/2004
Europe Region	1,856	1,766	+5%	+6%	+1%	–2%	48%	48%
United States Region	968	893	+8%	+11%	–3%	0%	25%	25%
Japan Region	316	322	–2%	0%	–2%	0%	8%	9%
Latin America/Canada Region	331	281	+18%	+11%	+7%	0%	8%	8%
Asia/Pacific Region	185	166	+11%	+9%	+3%	–1%	5%	5%
Other Activities	246	214	+15%	+11%	0%	+4%	6%	5%
Total	3,902	3,642	+7%	+8%	0%	–1%	100%	100%

Q3/2005

Net sales by Region	€m		Change from Q3/2004				% of total
	Q3/2005	Q3/2004*	total	volume/price	currency	structure	Q3/2005	Q3/2004
Europe Region	628	582	+8%	+9%	+1%	–2%	46%	47%
United States Region	352	328	+7%	+7%	0%	0%	26%	27%
Japan Region	106	102	+4%	+5%	–1%	0%	8%	8%
Latin America/Canada Region	124	100	+24%	+11%	+13%	0%	9%	8%
Asia/Pacific Region	68	54	+25%	+19%	+7%	–1%	5%	4%
Other Activities	77	69	+11%	+6%	+2%	+3%	6%	6%
Total	1,355	1,235	+10%	+9%	+2%	–1%	100%	100%

* Since January 1, 2005, our global dermatology business is operated by a separate legal entity, Intendis GmbH. Net sales of dermatology products, which in the past were reported as part of the business of our five geographic segments, are now accounted for in Other Activities. The previous year’s figures have been adjusted accordingly.

All narrative in this section refers to currency adjusted sales growth rates unless otherwise indicated.

Europe Region

In the Europe Region, we recorded a net sales increase of 6%, after adjustment for structure effects, in the first nine months of the year. In the third quarter alone, net sales increased by 9% after adjustment for structure effects.

This positive development is particularly due to the success of our top-selling products, Yasmin® and Betaferon®, with net sales increases of 32% and 13%, respectively. In contrast, net sales of Diane® decreased by 19% because of generic competition.

In Germany, the largest market in this Region, net sales increased by 11% after adjusting for structure effects. Of this increase, approximately 6 percentage points resulted from the decrease in the government-imposed manufacturer’s rebate from 16% to now 6% on reimbursable products.

Our business in Great Britain was negatively impacted in the first nine months by government-imposed price reductions. However, we still achieved an increase of 2% in the third quarter, resulting from the good development of Yasmin® and Microgynon® (+34% and +18%, respectively). In France, we increased net sales by 3% in the first nine months despite strong generic competition for Diane®.

Our business in Eastern Europe developed particularly well. Thus, net sales in Russia increased by 47%, with especially Betaferon® as well as our oncology products benefiting from new reimbursement regulations.

United States Region

Our U.S. business grew by 11% in the first nine months of the year. In the third quarter, net sales increased by 7%.

The lower sales increase in the third quarter in comparison to the second quarter was mainly due to a net sales decrease of Betaseron® in the amount of 6%, resulting from a stocking effect. In total, net sales of Betaseron® increased by 2% in the first nine months of 2005.

Due to the increased demand of Yasmin®, we were able to enlarge our market share of oral contraceptives to over 13%. In total, net sales of Yasmin® rose by 29%. In addition, Mirena® recorded high net sales increases of 36%.

Due to stocking effects in the first quarter resulting from changes in our distribution channels, net sales of Magnevist® decreased as expected in the third quarter (–4%). In total, net sales of Magnevist® increased by 13% in the first nine months of the year.

The application technologies business for contrast media of our subsidiary Medrad, Inc. continued its dynamic growth trend with a net sales increase of 24% in the third quarter. In the first nine months, net sales increased by 22%.

Japan Region

Net sales in the Japan Region remained at the previous year’s level. In the third quarter alone, net sales increased by 5%.

This is primarily the result of net sales increases of Iopamiron® in the amount of 7% despite generic competition in the X-ray contrast media field. In the first nine months, net sales increased by 2%.

Latin America/Canada Region

Net sales in the Latin America/Canada Region increased by 11% in the first nine months of 2005. In the largest single markets of this Region, Brazil, Mexico and Canada, we were able to increase net sales by 8%, 12% and 9%, respectively.

We were able to boost net sales of our main growth drivers, Yasmin® and Betaferon®. Net sales of Yasmin® increased by 71% and net sales of Betaferon by 12%. This positive development was offset by slight net sales decreases of certain contraceptives no longer under patent protection facing generic competition.

Asia/Pacific Region

In the Asia/Pacific Region, we recorded a net sales growth of 9% after adjustment for structure effects. In the third quarter alone, net sales increased by 19% after adjustment for structure effects.

This development in the first nine months was particularly due to the strong sales growth in China and South Korea of 20% and 11%, respectively. In the largest single market, Australia, net sales increased by 6%, despite generic competition for Diane® and Androcur®.

Ultravist®, our top-selling product in this Region, achieved a net sales increase of 10% in the first nine months. Net sales of Yasmin®, which has been launched in all major markets, increased by 57% in the same time period. This positive trend was slightly offset by net sales decreases of Diane®.

Other Activities

Net sales in the Other Activities area, which primarily includes our dermatology business as well as our pharmaceutical chemicals business, increased by 11%.

Sales Trends by Business Area

Q1-3/2005

Net sales by Business Area and important indication areas*
	€m		Change from Q1-3/2004				% of total
	Q1-3/2005	Q1-3/2004**	total	volume/price	currency	structure	Q1-3/2005	Q1-3/2004
Gynecology&Andrology	1,449	1,316	+10%	+9%	+1%	0%	37%	36%
Fertility control	1,231	1,099	+12%	+11%	+1%	0%	32%	30%
Menopause management	123	124	–1%	–2%	+1%	0%	3%	3%
Diagnostic Imaging	1,022	957	+7%	+8%	–1%	0%	26%	26%
X-ray contrast media	438	427	+3%	+2%	+1%	0%	11%	12%
MRI contrast agents	267	247	+8%	+9%	–1%	0%	7%	7%
Application technologies	222	187	+19%	+22%	–3%	0%	6%	5%
Radiopharmaceuticals	92	93	–1%	0%	–1%	0%	2%	2%
Specialized Therapeutics	867	844	+3%	+7%	–1%	–3%	22%	23%
Central nervous system (CNS)	682	638	+7%	+7%	0%	0%	17%	18%
Cardiovascular	109	106	+3%	+5%	–2%	0%	3%	3%
Oncology	314	310	+1%	+2%	–1%	0%	8%	9%
Hematology	174	172	+1%	+2%	–1%	0%	4%	5%
Solid Tumors	140	138	+2%	+2%	+1%	–1%	4%	4%
Other sources	250	215	+15%	+11%	0%	+4%	7%	6%
Dermatology***	169	152	+11%	+11%	0%	0%	4%	4%
Total	3,902	3,642	+7%	+8%	0%	–1%	100%	100%

Q3/2005

Net sales by Business Area and important indication areas*
	€m		Change from Q3/2004				% of total
	Q3/2005	Q3/2004**	total	volume/price	currency	structure	Q3/2005	Q3/2004
Gynecology&Andrology	516	452	+14%	+12%	+2%	0%	38%	37%
Fertility control	445	379	+18%	+15%	+3%	0%	33%	31%
Menopause management	37	41	–11%	–15%	+4%	0%	3%	3%
Diagnostic Imaging	350	317	+10%	+9%	+1%	0%	26%	26%
X-ray contrast media	146	134	+9%	+7%	+2%	0%	11%	11%
MRI contrast agents	89	84	+6%	+5%	+1%	0%	7%	7%
Application technologies	85	68	+25%	+24%	+1%	0%	6%	6%
Radiopharmaceuticals	30	31	–3%	–3%	0%	0%	2%	2%
Specialized Therapeutics	300	297	+1%	+4%	+1%	–4%	22%	24%
Central nervous system (CNS)	241	225	+7%	+6%	+1%	0%	18%	18%
Cardiovascular	34	36	–3%	–3%	0%	0%	3%	3%
Oncology	112	99	+13%	+12%	+2%	–1%	8%	8%
Hematology	65	54	+20%	+19%	+1%	0%	5%	4%
Solid Tumors	47	45	+5%	+4%	+2%	–1%	3%	4%
Other sources	77	70	+6%	+2%	+1%	+3%	6%	5%
Dermatology***	59	50	+18%	+16%	+2%	0%	4%	4%
Total	1,355	1,235	+10%	+9%	+2%	–1%	100%	100%

* The indented figures do not add up to the total sales figures as only the key indication areas are listed.

** In the framework of the FOCUS Initiative, we have strategically realigned our business portfolio. In relation, Business Areas and indication areas have been partly redefined. The previous year’s figures have been adjusted accordingly.

*** External sales of the Intendis Group and net sales of other Group subsidiaries with dermatology products.

All narrative in this section refers to currency adjusted sales growth rates unless otherwise indicated.

Gynecology&Andrology

Net sales in the Gynecology&Andrology business area rose by 9% in the first nine months of the year. Our fertility control products achieved a net sales increase of 11% in the reporting period. The primary sales driver was still Yasmin®, our innovative oral contraceptive, with a net sales increase of 34%. In the menopause management indication area, net sales decreased in the same time period by 2%.

In August of 2005, we received regulatory approval for our new low-dose oral contraceptive, Yasminelle™, in the Netherlands. In order to gain European-wide marketing approval, we will start the Mutual Recognition Procedure in the near future.

At the end of September 2005, the FDA (U.S. Food and Drug Administration) approved Angeliq® to treat moderate to severe menopausal symptoms. Angeliq® is different from other available HRT in that it contains the anti-aldosterone progestin drospirenone, which has been shown to counter excess water retention.

During extension studies with asoprisnil, some patients experienced endometrial changes, which were reversible in most patients after stopping the therapy, however, for some, resulted in additional invasive procedures. In view of these findings, the extension studies were amended and dosing of asoprisnil was discontinued. Together with our cooperation partner TAP Pharmaceutical Products, Inc., we continue to believe that asoprisnil may be a promising therapy for the millions of women who suffer from uterine fibroids whose current options remain surgical procedures. We will continue to discuss submission plans with the U.S. and European regulatory authorities.

Diagnostic Imaging

Net sales in the Diagnostic Imaging business area increased by 8% in the first nine months of 2005. Net sales of Magnevist®, our magnetic resonance imaging contrast agent, increased by 8%.

Net sales of our U.S. subsidiary Medrad, Inc. for application technologies for contrast media amounted to €222m, increasing by 22%.

In October of 2005, we received European approval for Vasovist® (MS-325), our novel contrast agent for magnetic resonance angiography. Vasovist® is an innovative blood pool contrast agent indicated for the visualization of abdominal as well as limb vessels in patients with known or suspected vascular disease such as stenosis and aneurysms. In the U.S., our cooperation partner EPIX Pharmaceuticals, Inc. has submitted Vasovist® for approval and expects a response from the FDA in November 2005.

Specialized Therapeutics

In the Specialized Therapeutics business area, net sales increased in the first nine months by 7% after adjusting for the divestiture of non-core products at our subsidiary Jenapharm. Net sales of Betaferon®, a product for the treatment of multiple sclerosis (MS), rose by 9%.

In September 2005, we announced the results of the BENEFIT study (Betaferon® in Newly Emerging Multiple Sclerosis For Initial Treatment). In this trial, Schering investigated the efficacy and safety of Betaferon® in patients with first clinical symptoms indicative of MS. The results showed that early treatment with Betaferon® reduced the risk of developing clinically definite MS in patients with newly emerging MS by 50 percent.

In the BRIGHT study (Betaferon® versus Rebif® InvestigatinG Higher Tolerability), we investigated the tolerance of Betaferon®. Patients receiving Betaferon® reported less pain and fewer injection site reactions than patients in the comparison group.

In a Phase II trial, Campath® (alemtuzumab) is being investigated as a new therapy option for MS patients. An interim analysis in September demonstrated a large positive treatment effect with alemtuzumab. An analysis showed that patients taking alemtuzumab experienced at least a 75 percent reduction in the risk for relapse and experienced at least a 60 percent reduction in the risk for progression of clinically significant disability when compared to patients treated with Rebif®. Due to serious adverse events in the trial, we are working on measures to ensure the safety of patients participating in the study.

On the occasion of the United European Gastroenterology Week in October 2005, we announced plans to initiate an additional Phase III trial to evaluate sagramostim as a potential new treatment option for Crohn’s disease. The trial is being initiated as a result of a patient recruitment delay faced by NOVEL 3, one of the two ongoing Phase III studies of sagramostim in Crohn’s disease, and aims to achieve finalization of the Phase III program as soon as possible.

Oncology

In the first nine months of 2005, net sales in the Oncology business area increased by 2%. Net sales of Bonefos® for the treatment of hypercalcemia and osteolysis in cancer patients increased by 15%, net sales of Campath® for the treatment of chronic lymphocytic leukemia rose by 8%.

In July 2005, first results from the Phase III CONFIRM 2 trial with PTK/ZK were presented. The planned interim analysis indicated low probability of demonstrating overall survival benefit in second-line therapy of metastatic colorectal cancer. However, as in the CONFIRM 1 trial, progression free survival was improved in a certain subgroup of patients. The CONFIRM 1 study will continue as planned and results are expected in the second half of 2006. Based on the interim results of the CONFIRM 1 and CONFIRM 2 trials, we will reevaluate the filing strategy of PTK/ZK together with our cooperation partner, Novartis AG.

In October 2005, we signed an agreement with Sonus Pharmaceuticals, Inc. for the exclusive, worldwide rights to TOCOSOL® Paclitaxel, an anti-cancer product. TOCOSOL® Paclitaxel has shown promising safety and anti-tumor activity in Phase II clinical trials in a variety of solid tumors, and the product is currently in a Phase III pivotal study for the potential treatment of metastatic breast cancer. We expect to submit for registration by the end of 2007.

Dermatology

Net sales in the Dermatology area increased by 11%. Advantan®, the top-selling product in this area, recorded an increase in net sales of 16%. In the United States, net sales of Finacea® developed well with an increase of 65%.

Performance

Gross profit in the first nine months of 2005 amounted to €2,972m compared to €2,760m in the previous year (+8%). Due to an improved product mix, gross margin improved to 76.2%, 0.4 percentage points above the previous year. Costs of marketing and selling amounted to €1,216m, increasing by 5% and thus less than net sales. Engineering and administration costs declined by 1% to €379m. Research and development costs amounted to €707m, 4% above the previous year’s figure. The Other operating result decreased by €22m to €40m. An increase in the net of income and expenses from currency hedges and monetary transactions was more than offset by a number of negative effects. These included higher expenses related to our FOCUS Initiative, lower income from the reversal of provisions and an allocation to the endowment of the Schering Foundation.

In total, the operating profit in the first nine months amounted to €710m, 18% above the previous year’s figure. Thus, the operating margin could be increased to 18.2% due to both the positive business development as well as the FOCUS measures to improve efficiency.

The financial result in the first nine months amounted to €41m in comparison to €–4m in the previous year. The main reason for this increase was a gain of €43m from the sale of our 25% interest in Medac GmbH. Given an effective tax rate of 35.6%, which was 0.5 percentage points higher than in the comparison period, net profit increased by 25% to €480m. Earnings per share increased by 26% to €2.53, thereof 7 percentage points relate to the disposal of our investment in Medac.

Liquidity and capital resources

Cash flows before working capital changes amounted to €645m, 12% above the figure for the first nine months of 2004. This increase is lower than the increase in net profit, due to the fact that an income from the disposal of an investment (Medac GmbH) is not shown under cash flows from operating activities, but under cash flows used in investing activities. Working capital declined by €160m, after we had recorded an increase in working capital of €32m in the previous year’s period. In total, cash flows from operating activities increased by 47% to €805m.

Cash flows used in investing activities amounted to €289m, resulting particularly from the purchase of non-current assets of €179m and the purchase of marketable securities of €185m. Proceeds from disposal of non-current assets amounted to €75m, including primarily the proceeds from the sale of our 25% interest in Medac GmbH.

Cash flows used in financing activities amounted to €183m. They included mainly the dividend payment for the fiscal year 2004. In 2004, cash flows used in financing activities had been significantly higher (€395m), including additional cash outflows for the buyback of 4 million treasury shares and for the amortization of bank liabilities.

The net cash position (cash and cash equivalents and marketable securities less borrowings) amounted to €1,318m (December 31, 2004: €780m).

Financial position

The balance sheet total was €6,337m, 11% above the figure as of December 31, 2004. Non-current assets increased by €228m to €2,766m, due primarily to an increase in marketable securities of €207m. Current assets increased by €392m to €3,571m. Cash and cash equivalents rose by €344m or 44% to €1,129m, while inventories as well as receivables and other assets increased by 1% and 3%, respectively.

Total equity amounted to €3,261m, €428m or 15% above the figure as of December 31, 2004. The increase was based on the net profit for the first nine months (€480m) as well as currency translation adjustments recognized directly in equity (€169m), partly offset by the dividend payment for the fiscal year 2004 of €190m. The equity ratio improved by 1.9 percentage points to 51.5%.

Capital expenditure

Based on current exchange rates, the Group’s capital expenditure in 2005 will amount to approximately €215m (2004: €212m). Of this investment, approx. 46% has been allocated to Germany, approx. 18% to the other countries of the European Union and approx. 25% to the U.S. This will enable us to respond to changes in production requirements, to regulatory standards and to technological developments.

Collaborations

In July 2005, we announced that we have entered into a research collaboration and licensing agreement with AstraZeneca in the area of Selective Glucocorticoid Receptor Agonists (SEGRAs) which represent a new class of anti-inflammatory agents.

Under the terms of the agreement, AstraZeneca will have an exclusive, worldwide license to develop and market compounds for rheumatoid and respiratory diseases while Schering will have an exclusive, worldwide license to all other indications. Schering will receive upfront fees, with both parties having the potential to benefit from downstream milestone payments and royalties.

Personnel

Personnel	Q1-3/2005	Q1-3/2004	Change	Year 2004
Employees (average)	25,131	26,239	–4%	26,131
Personnel costs* (€m)	1,164	1,155	+1%	1,550

* Wages and salaries, social security and support payments, pensions

Number of employees (end of period)	September 30, 2005	September 30, 2004*	Change	December 31, 2004*
Schering AG	7,438	7,986	–7%	7,818
Europe Region	7,012	7,539	–7%	7,413
United States Region	3,835	3,657	+5%	3,747
Japan Region	1,324	1,482	–11%	1,464
Latin America/Canada Region	2,409	2,472	–3%	2,420
Asia/Pacific Region	1,602	1,532	+5%	1,444
Other employees	1,173	1,329	–12%	1,287
Total	24,793	25,997	–5%	25,593

* Effective January 1, 2005, our global dermatology business is operated by a separate legal entity, Intendis GmbH. Personnel of the Intendis Group are allocated to Other employees. The previous year’s figures have been adjusted accordingly.

The Group-wide reduction of personnel further continued in the first nine months of 2005. The decline in personnel occurred primarily in the areas of production, development and administration.

Headcount reduction measures, primarily at our chemical and pharmaceutical production sites, resulted in clearly reduced personnel at Schering AG. In the Europe Region, headcount reduction was the result of a concentration of our research and development activities as well as the decrease in production capacities at AWAG (formerly Asche AG). The continued good development of our U.S. subsidiary Medrad, Inc. resulted in an increase in personnel in the United States Region. In the Asia/Pacific Region, headcount increased due to the expansion of our business activities in China. In the Japan Region, the headcount reduction occurred primarily in the development area as well as in marketing and sales, due to a restructuring of our distribution organization. The reduction in personnel in the Latin America/Canada Region was based on the reduction of administrative and production capacities in several of our South American subsidiaries. The changes in Other employees mainly reflect the adjustment of production and personnel at our Mexican subsidiary, Proquina.

Changes in the Executive Board

On September 21, 2005, the Supervisory Board appointed Prof. Dr. Rainer Metternich to the Executive Board of Schering AG effective January 1, 2006.

The Executive Board members Prof. Dr. Dr. h.c. Günter Stock and Lutz Lingnau will retire at the end of 2005.

In this context, the Executive Board has reallocated the responsibilities of its members effective January 1, 2006 as follows:

Dr. Hubertus Erlen	Dr. Karin Dorrepaal	Dr. Ulrich Köstlin	Prof. Dr. Rainer Metternich	Marc Rubin, MD	Dr. Jörg Spiekerkötter
Strategy & Business Development Corporate Communi- cation Senior Executives Corporate Audit Code of Conduct Compliance	Diagnostic Imaging Medrad, Inc. Industrial Operations & Environment Corporate Procurement	Europe Region United States Region Japan Region Latin America/ Canada Region Asia/Pacific Region Marketing & Sales	Research Preclinical Development Corporate Human Resources	Development Gynecology & Andrology Specialized Therapeutics Oncology	Finance and Administration Corporate Controlling Intendis GmbH Information Technology Corporate Risk Management

Schering AG shares

The Schering AG shares closed at €52.60 on September 30, 2005, 4% below the share price at the end of 2004. The German share index DAX and the STOXX Healthcare sector index improved by 19% and 23%, respectively, in the same time frame.

On September 30, 2005, we held a total of 4 million treasury shares, which we had bought back in 2004. At the Annual General Meeting this year, the Executive Board received authorization to acquire up to 15 million treasury shares.

Schering AG share ratios
	Q1-3/2005	Q1-3/2004	Q3/2005	Q3/2004	Year 2004
Basic earnings per share (€)	2.53	2.01	0.85	0.65	2.64
	Sept. 30, 2005	Sept. 30, 2004	Dec. 31, 2004
Share price (€)	52.60	50.85	55.01
Market capitalization* (€m)	9,994	9,662	10,452
Total equity (€m)	3,261	2,838	2,833
Number of outstanding shares (in millions)	190	190	190

* Based on the number of outstanding shares.

Consolidated Income Statements

€m

	Q1-3/2005	Q1-3/2004*	Change	Q3/2005	Q3/2004*	Change	Year 2004*
Net sales	3,902	3,642	+7%	1,355	1,235	+10%	4,907
Cost of sales	–930	–882	+5%	–319	–307	+4%	–1,206
Gross profit	2,972	2,760	+8%	1,036	928	+12%	3,701
Costs of
marketing and selling	–1,216	–1,159	+5%	–420	–388	+8%	–1,544
engineering and administration	–379	–381	–1%	–132	–129	+2%	–522
research and development	–707	–682	+4%	–248	–242	+2%	–918
Other operating expenses/income	40	62		8	15		51
Operating profit	710	600	+18%	244	184	+33%	768
Result from investments	47	13		2	6		15
Other financial result	–6	–17		2	–8		–24
Profit before taxes	751	596	+26%	248	182	+36%	759
Income taxes	–267	–209	+28%	–87	–58	+50%	–252
Profit for the period	484	387	+25%	161	124	+30%	507
Attributable to:
Net profit	480	385	+25%	160	124	+29%	504
Minority interest	4	2		1	0		3
Basic earnings per share (€)	2.53	2.01	+26%	0.85	0.65	+31%	2.64
Diluted earnings per share** (€)	2.52	2.00	+26%	0.84	0.65	+29%	2.63

* Previous year’s figures adjusted according to the amendment to IAS 19 “Actuarial Gains and Losses, Group Plans and Disclosures”, see Valuation and accounting principles under Further Information.

** Potential dilution from stock options issued as part of Long Term Incentive Plans.

Consolidated Balance Sheets

€m
Assets	September 30, 2005	December 31, 2004*
Goodwill	374	356
Other intangible assets	284	322
Property, plant and equipment	1,215	1,176
Marketable securities	440	233
Other financial assets	87	101
Deferred taxes	319	283
Other non-current assets	47	67
Non-current assets	2,766	2,538
Inventories	1,002	992
Receivables and other assets	1,440	1,402
Cash and cash equivalents	1,129	785
Current assets	3,571	3,179
Total assets	6,337	5,717

Equity and liabilities	September 30, 2005	December 31, 2004*
Paid-up capital	528	528
Retained earnings	2,718	2,292
Treasury shares	–4	–4
Equity before minority interest	3,242	2,816
Minority interest	19	17
Total equity	3,261	2,833
Non-current provisions	1,372	1,380
Non-current borrowings	224	199
Other non-current liabilities	33	30
Non-current liabilities	1,629	1,609
Current provisions	822	713
Current borrowings	27	39
Other current liabilities	598	523
Current liabilities	1,447	1,275
Total equity and liabilities	6,337	5,717

* Previous year’s figures adjusted according to the amendment to IAS 19 “Actuarial Gains and Losses, Group Plans and Disclosures”, see Valuation and accounting principles under Further Information.

Consolidated Cash Flow Statements

€m

	Q1-3/2005	Q1-3/2004*	Year 2004*
Profit for the period	484	387	507
Depreciation and amortization expense	205	198	305
Change in non-current provisions	–12	1	–5
Other non-cash income and expense	8	–1	2
Result from disposal of non-current assets	–40	–7	–9
Cash flows before working capital changes	645	578	800
Change in inventories and receivables	30	–2	–38
Change in liabilities and current provisions	130	–30	–11
Cash flows from operating activities	805	546	751
Purchase of non-current assets	–179	–199	–290
Proceeds from disposal of non-current assets	75	36	51
Purchase and sale of marketable securities	–185	–102	–72
Proceeds from disposal of subsidiaries, net of cash disposed	–	–	0
Cash flows used in investing activities	–289	–265	–311
Dividend payments	–192	–179	–180
Change in borrowings	9	–49	130
Purchase of treasury shares	–	–167	–167
Cash flows used in financing activities	–183	–395	–217
Net change in cash and cash equivalents	333	–114	223
Effects of exchange-rate movements on cash and cash equivalents	11	1	–4
Cash and cash equivalents as of January 1	785	566	566
Cash and cash equivalents as of September 30 / December 31	1,129	453	785

* Previous year’s figures adjusted according to the amendment to IAS 19 “Actuarial Gains and Losses, Group Plans and Disclosures”, see Valuation and accounting principles under Further Information.

Consolidated Statements of Changes in Equity

€m
	Paid-up capital	Other retained earnings	Currency translation adjustment	Financial instruments	Actuarial losses in defined benefit pension plans	Treasury shares	Minority interest	Total equity
January 1, 2004	528	2,702	–327	16	–152	—	16	2,783
Changes in unrealized gains/losses	—	—	—	–5	—	—	—	–5
Translation adjustments	—	—	15	0	–2	—	0	13
Other comprehensive income	—	—	15	–5	–2	—	0	8
Profit for the period	—	385	—	—	—	—	2	387
Total comprehensive income	—	385	15	–5	–2	—	2	395
Dividend payments	—	–178	—	—	—	—	–1	–179
First-time application of IFRS 3 “Business Combinations”	—	10	—	—	—	—	—	10
Purchase of treasury shares	—	–163	—	—	—	–4	—	–167
Purchase of treasury shares and issue to employees	—	–4	—	—	—	—	—	–4
September 30, 2004	528	2,752	–312	11	–154	–4	17	2,838
January 1, 2005	528	2,876	–403	29	–210	–4	17	2,833
Changes in unrealized gains/losses	—	—	—	–24	—	—	—	–24
Translation adjustments	—	—	169	1	–5	—	0	165
Other comprehensive income	—	—	169	–23	–5	—	0	141
Profit for the period	—	480	—	—	—	—	4	484
Total comprehensive income	—	480	169	–23	–5	—	4	625
Dividend payments	—	–190	—	—	—	—	–2	–192
Purchase of treasury shares and issue to employees	—	–5	—	—	—	—	—	–5
September 30, 2005	528	3,161	–234	6	–215	–4	19	3,261

Previous year’s figures adjusted according to the amendment to IAS 19 “Actuarial Gains and Losses, Group Plans and Disclosures”, see Valuation and accounting principles under Further Information.

Segment Reporting

€m
Q1-3/2005	Segment net sales	Internal net sales	External net sales	Change year- on-year	Segment performance*	Change year- on-year	Segment result*	Change year- on-year
Europe Region	2,615	759	1,856	+5%	925	+6%	485	+7%
United States Region	972	4	968	+8%	378	+14%	130	+20%
Japan Region	316	–	316	–2%	115	+31%	51	+89%
Latin America/Canada Region	371	40	331	+18%	136	+24%	73	+43%
Asia/Pacific Region	192	7	185	+11%	81	+14%	33	+10%
Other Activities	270	24	246	+15%	73	+28%	40	>100%
thereof: Dermatology	173	4	169	+11%	39	+34%	29	>100%
Segment total	4,736	834	3,902	+7%	1,708	+12%	812	+20%
Research and development expenses	–	–	–	–	–707	+4%	–	–
Central production overhead and production variances	–	–	–	–	–189	+15%	–	–
Other	–	–	–	–	–102	+29%	–102	+29%
Schering AG Group	4,736	834	3,902	+7%	710	+18%	710	+18%

€m
Q1-3/2004**	Segment net sales	Internal net sales	External net sales	Change year- on-year	Segment performance*	Change year- on-year	Segment result*	Change year- on-year
Europe Region	2,486	720	1,766	+5%	869	+13%	454	+19%
United States Region	897	4	893	+3%	331	+15%	108	+44%
Japan Region	322	–	322	–7%	88	–41%	27	–60%
Latin America/Canada Region	320	39	281	+7%	110	+10%	51	+65%
Asia/Pacific Region	173	7	166	+9%	71	+20%	30	+88%
Other Activities	233	19	214	–14%	57	–28%	9	+29%
thereof: Dermatology	154	2	152	+3%	29	–15%	3	–50%
Segment total	4,431	789	3,642	+3%	1,526	+6%	679	+17%
Research and development expenses	–	–	–	–	–682	0%	–	–
Central production overhead and production variances***	–	–	–	–	–165	–10%	–	–
Other	–	–	–	–	–79	>100%	–79	>100%
Schering AG Group	4,431	789	3,642	+3%	600	+10%	600	+10%

* Segment performance and segment result are presented on a consolidated basis to ensure comparability with external net sales. Segment performance is an internal financial reporting measure utilized by our management. Under this approach, transfers from our centralized production facilities are charged to the segments at standard production cost. Research and development expenses are not included in segment performance, as these functions are managed on a worldwide basis.

The Segment result comprises Segment performance less an allocation of research and development expenses and central production overhead and production variances. Research and development expenses specifically attributable to individual segments are allocated directly, while all other expenses incurred by our corporate research and development organizations (such as general research, global development activities, and infrastructure) are allocated to the segments on the basis of sales. Central production overhead and production variances are allocated on the basis of the production supplied from our central production facilities to the individual segments.

** Effective January 1, 2005, our global dermatology business is operated by a separate legal entity, Intendis GmbH. Net sales of dermatology products, which in the past were reported as part of the particular business of our five geographic segments, are now accounted for in Other Activities. The previous year’s figures have been adjusted accordingly.

***The majority of our foreign production sites are now assigned to a global responsibility. Accordingly, the position “Central production overhead and production variances” contains amounts, which in the past were reported within the segment performance of the Regions. The previous year’s figures for the Central production overhead and production variances as well as for the segment performance have been adjusted accordingly.

Further Information

General principles

The Interim Report complies with International Accounting Standard IAS 34.

Valuation and accounting principles

In the preparation of Interim Reports, we apply – with the following exception – the same valuation and accounting policies as in the preparation of our Annual Financial Statements 2004.

As of January 1, 2005, we have adopted the amendment to IAS 19 “Actuarial Gains and Losses, Group Plans and Disclosures”. We exercise the option included therein to recognize actuarial gains and losses directly in equity in the period in which they occur. This treatment provides for the complete representation of pension liabilities in the balance sheet. The comparability to the previous year is not affected, as we have adjusted the previous year’s figures accordingly. Thereby, the operating profit for 2004 increased by €7m. As of December 31, 2004 provisions for pensions increased by €320m, equity decreased by €193m, and the deferred tax assets increased by €127m.

Changes in consolidated companies

There were no significant changes in consolidated companies.

Currency translation

Translation of the figures from companies outside the European Monetary Union is performed in accordance with the concept of functional currency. The closing-rate method is used for all such companies.

The exchange rates of the currencies that are of particular importance to us developed as follows:

	Closing rate (Basis: 1€)		Average rate (Basis: 1€)
	September 30, 2005	September 30, 2004	Q1-3/2005	Q1-3/2004
U.S. dollar	1.20	1.24	1.25	1.22
Pound sterling	0.68	0.69	0.68	0.67
Brazilian real	2.67	3.54	3.08	3.63
Japanese yen	136.25	137.17	135.91	133.06

Outlook

For fiscal year 2005, we expect a currency adjusted net sales increase in the mid single-digit range.

We expect a continuous strong, double-digit growth of Yasmin®. We forecast that net sales of Betaferon® will increase in the high single-digit range in local currencies.

Our U.S. business should increase in the double-digit range in local currency.

Based on the outstanding performance of our business, we are raising our profitability goal and now expect the operating margin for the fiscal year 2005 to be above 17%.

Berlin, October 21, 2005

Schering Aktiengesellschaft

The Executive Board

Report of the Supervisory Board’s Audit Committee

At the meeting held on October 21, 2005, the Interim Report Q1-3/2005 and the auditor’s review report were presented to the Supervisory Board’s Audit Committee and explained by the Executive Board and the auditor, respectively. The business development, the profit situation and the financial position of the Company were discussed. The Audit Committee approved the Interim Report.

Berlin, October 21, 2005

Chairman of the Audit Committee

Dr. Karl-Hermann Baumann

Potential Risks

In order to utilize the "Safe Harbor" provision of the U.S. Private Securities Litigation Reform Act of 1995, the Company is providing the following cautionary statement. Certain statements in this Interim Report that are neither reported financial results nor other historical information are forward-looking statements, including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from the past results). Although not exhaustive, the following factors could cause such differences: action by the Company’s competitors or the failure of demand for the Company’s products to develop as anticipated; legislative and regulatory changes and general changes in public health and approaches to health care and the treatment of disease; unanticipated difficulties in the design or implementation of clinical trials, studies and investigations, or results that are inconsistent with previous results and the Company’s expectations; the failure to obtain and maintain required authorizations from governmental authorities or the loss of or inability to obtain patent or trademark protection for products; the risk of substantial product liability claims; unexpected costs or difficulties in production or distribution or in integrating the business and operations of the Company. These factors and other factors that could effect these forward-looking statements are described in our Form 20-F and our Form 6-K reports filed with the U.S. Securities and Exchange Commission. The Company disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the " Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the " Reform Act"), Schering Aktiengesellschaft ( the " Company") is providing the following cautionary statement. Except for historical information, statements contained in this Current Report on Form 6-K may constitute forward-looking statements. The words " believe", " anticipate", " expect", " intend", " estimate", " plan", " assume", " will", " may", " should", " risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Current Report on Form 6-K may include forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate and other risks related to financial assets and liabilities and equity price risk. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in may cases, beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by the forward- looking statements and from past results, performance or achievements. Certain factors that may cause such differences include but are not limited to the following:

  governmental factors, including legislative and regulatory changes;

  difficulties and uncertainties related to new product development;

  delays and uncertainties in the product approval process;

  factors affecting our ability to obtain or maintain patent or trademark protection for our key products and processes;

  factors adversely affecting the sale of our key products, including safety or efficacy concerns, increased competition from other products or manufacturing or supply disruptions;

  competitive factors, including pricing and product initiatives of our competitors;

  legal factors including product liability or other liability claims;

  factors adversely affecting the value of our minority investment in Aventis CropScience S. A., including the failure of Aventis CropScience to obtain regulatory approval or market acceptance for its products or disagreements between us and its majority shareholder;

  human resources factors, including our ability to attract and retain qualified personnel;

  economic factors over which we have no control, including changes in inflation, interest rates and foreign currency exchange rates, and overall economic conditions in areas such as Asia, Eastern Europe and Latin America;

  adverse developments in our relationships with our development, manufacturing and marketing partners;

  the impact of future investments, acquisitions and dispositions, and any delays, unexpected costs or other problems experienced in connection with such transactions;

  changes in environmental laws and regulations, which could cause us to incur significant costs in connection with ongoing compliance or liability for remediation; and

  other risks, uncertainties and factors inherent in our business.

These and other risks, uncertainties and factors are discussed in the Company's Form 20-F Registration Statement and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCHERING AKTIENGESELLSCHAFT

By: /s/ Dr. Christof Ehrhart
Name: Dr. Christof Ehrhart
Title: Head Corporate Communication
Schering AG

By: /s/ Oliver Renner
Name: Oliver Renner
Title: Head Corporate Business Communication
Schering AG

Date: October 24, 2005